FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 4, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

Publicly-held Corporation with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summary form as per art. 130, paragraph 1, Law No. 6,404/76)

SUMMARY OF THE MINUTES OF THE 4th/2012 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 27, 2012, at 09:00 a.m., at Rua Hungria, 1400 – 5º andar, São Paulo, SP. QUORUM: all members. BOARD: Nildemar Secches, Chairman, Edina Biava, Secretary. 1.  Approval of the Management’s Report, Financial Statements and other documents referring to the fiscal quarter ended on 03.31.2012 – The Financial Statements referring to the fiscal quarter ended on March 31, 2012, and the other relevant documents were approved. The matter was discussed jointly with the Fiscal Council/Audit Committee. 2.  A Revolving Credit Facility for the amount of USD 500 million was taken out for a period of 3 years, in two tranches (USD and EUR), with a syndicate composed of 19 global banks, including leaders Santander, Morgan Stanley and HSBC. 3.  Approval of the 20F/FPages documents to be filed with the SEC; 4.  Approval of the resolutions to be adopted by the AGM/EGM of Sadia S.A.; AGM of Athena and amendments to the Articles of Crossban. 5.  Credit Facility Limits – The following limits for taking loans were approved: 5.1.  As per items 4, 5 and 7 of article 19 of the Company’s Articles, the maximum limits of 2.5% (two point five percent) of the Stockholders’ Equity, in each transaction, and 20% (twenty percent) of the Stockholders’ Equity in total, were approved for the Executive Board’s contracting of loans, financing and for granting security interests or personal guarantees, irrespective of specific authorization to this end, provided, however, that such limit shall exclude transactions relating to the advance of income arising from foreign trade operations, including, but not limited to currency exchange advances (“ACC”), export pre-payment (“PPE”), offshore loans, export credit notes (“NCE”), “BNDES-EXIM” and credit facilities for agriculture and cattle raising, including, but not limited to rural funding, “NPR” and “EGF”. The contracting of financing operations for the development and expansion of the Corporation’s production capacity with banks or improvement/development organizations, including but not limited to the “BNDES”, “FINEP”, “IFC”, “BNB” and capital markets transactions, including but not limited to the “issuance of Bonds”, shall always require the approval of the Board of Directors, although such operations are not included in the maximum limits set out above. 5.2.  The meeting has also decided, as per article 19, item 6 of the Corporation’s Articles, to authorize the Executive Board to enter into hedging contracts in accordance with the following conditions and specifications: (i) Objective of the hedge: to protect assets and liabilities included in the balance sheet and also the Corporation’s cash flow from exposure to market risks; (ii) Risk Factors: currency exchange rate (US dollar, Euro and Sterling Pound), interest rate (“CDI”, pre-fixed, “TJLP” and Libor) and agriculture and cattle-related commodities (corn, soybean, soybean bran and oil, livestock); (iii) Authorized instruments: operations involving reciprocal assumption of liabilities through the exchange of financial positions (swaps), options, futures and forwards transactions in over-the-counter or organized markets; (iv) Limits: Individual Contracts: maximum of 2.5% (two point five percent) of the Stockholders’ Equity in each hedging transaction; the transactions above 1.5% (one point five percent) shall be approved by the Vice President for Finance & Management jointly with the CEO; the hedging contracts for interest rates (“rate exchange”) the purpose of which is to optimize the debt cost, as well as the granting of guarantees to the Corporation’s subsidiaries in the context of such operations are excluded from such limits and, therefore, shall not require the authorization of the Board of Directors. 6.  The expropriation of land corresponding to 18.570.65 m2, in the city of Chapecó-SC, located at Avenida Atílio Fontana com a Avenida Leopoldo Sander, Bairro Engenho Braun, 1st District of Chapecó, Santa Catarina Estate, as required by the Municipality of Chapecó, with compensation in the amount of R$ 3.5 million, was approved. 7. Other internal matters of the Corporation. CLOSING:  These minutes having been drafted, read and approved, were then signed by all members present at the meeting. São Paulo, April 27, 2012. Nildemar Secches, Chairman; Edina Biava, Secretary; Paulo Assunção de Souza, Vice Chairman; Allan Simões Toledo; Décio Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho.

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 4, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director